SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2007

LG.Philips LCD Co., Ltd.

(Translation of Registrant’s name into English)

20 Yoido-dong, Youngdungpo-gu, Seoul 150-721, The Republic of Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F            X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                         No            X

LG.Philips LCD Decides on Subsequent Investment

Seoul, Korea (June 1, 2007) - LG.Philips LCD [NYSE: LPL, KRX: 034220], a leading innovator of thin-film transistor liquid crystal display (TFT-LCD) technology, announced that its board of directors decided at a meeting held today to maximize capacity at existing production lines rather than invest in a new 5.5 generation plant.

LG.Philips LCD’s board of directors also decided during today’s meeting that the company would build a new facility at a later date, with mass production slated to begin in 2009. No decision has been made on what generation of equipment will be used at this new plant. The company expects to complete a detailed next investment plan within this year.

“The decision to alter our original plan to invest in a 5.5 generation plant was a strategic one,” said President & CEO of LG.Philips LCD, Young Soo Kwon. “We will instead review investment in a next generation facility, which will give us a long-term competitive edge in the large-area TV sector. At the same time, we will maximize the capacity of our existing production lines to meet rising demand.”

“The LCD industry has been growing rapidly and some LCD manufacturers have continued to expand production capacity through investments in new facilities. At LG.Philips LCD we believe that right now maximizing the efficiency of our existing facilities and equipment is a better strategy.”

About LG.Philips LCD

LG.Philips LCD Co., Ltd [NYSE: LPL, KRX: 034220] is a leading manufacturer and supplier of thin-film transistor liquid crystal display (TFT-LCD) panels. The Company manufactures TFT-LCD panels in a wide range of sizes and specifications for use in TVs, monitors, notebook PCs, and various applications. LG.Philips LCD currently operates seven fabrication facilities and four back-end assembly facilities in Korea, China and Poland. In addition, LG.Philips LCD has sales and representative offices in ten countries and has approximately 23,000 employees globally. Please visit http://www.lgphilips-lcd.com for more information.

Forward-Looking Statement Disclaimer

This press release may contain forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Additional information as to factors that may cause actual results to differ materially from our forward-looking statements can be found in our filings with the United States Securities and Exchange Commission.

Contact:	Bang-Soo Lee, VP, Public Affairs & PR	Sue Kim, Senior Manager, Corporate PR
	LG.Philips LCD	LG.Philips LCD
	Phone: +822-3777-1020	Phone: +822-3777-0970
	E-mail: bsleeb@lgphilips-lcd.com	E-mail: sue.kim@lgphilips-lcd.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LG.Philips LCD Co., Ltd.
(Registrant)

Date: June 1, 2007	By:	/s/ Ron H. Wirahadiraksa
(Signature)
	Name:	Ron H. Wirahadiraksa
	Title:	Joint Representative Director/ President & Chief Financial Officer